February 24, 2011
FILED AS EDGAR CORRESPONDENCE
Ms. Linda Stirling
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Grosvenor Registered Multi-Strategy Master Fund, LLC (File No. 811-21274),
Grosvenor Registered Multi-Strategy Fund (TI 1), LLC (File No. 811-22352), Grosvenor
Registered Multi-Strategy Fund (TI 2), LLC (File No. 811-22353) and Grosvenor
Registered Multi-Strategy Fund (TE), LLC (File No. 811-22354) (each, a “Fund”)
Preliminary Proxy Statement on Schedule 14A
Dear Ms. Stirling:
          Set forth below are each Fund’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) that you communicated to me in our telephone conversation of February 8, 2011 in connection with the Preliminary Schedule 14A, including a notice of meeting, proxy statement and proxy card (collectively, the “Proxy Statement”), filed with the Commission by each Fund. Capitalized terms used, but not defined, in this letter have the meanings ascribed to them in the Proxy Statement.
1.	Comment: Please disclose in the Proxy Statement when the current advisory agreement was last approved by shareholders.

Response: The requested disclosure has been added.

2.	Comment: Please explain why the re-election of Messrs. Brott and Yellin is being sought at this time.

Response: The re-election of Messrs. Brott and Yellin is being sought to help comply with the requirement of the Investment Company Act of 1940, as amended, that a majority of the Directors be elected by Members and to avoid the need to call a special meeting to elect additional Directors in the future (and thus save the related costs of such a meeting).
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In addition to the foregoing, each Fund acknowledges that:
•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

Ms. Linda Stirling
February 24, 2011

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Each Fund believes that the foregoing responses, together with changes being made in the Proxy Statement, is fully responsive to all of the Staff’s comments.
     Please call the undersigned at (212) 756-2192 with any questions or comments.

Sincerely yours,
/s/ Karen L. Spiegel